# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Prelude Therapeutics, Inc., CIK 0001678660
CUSIP: 74065P101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 175 Innovation Boulevard, Wilmington, Delaware (DE), 19805
Date of event which requires filing of this statement: 11/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000879169

## Reporting persons
- INCYTE CORP: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 4,372,124; shared voting power 0; sole dispositive power 4,372,124; shared dispositive power 0; aggregate amount beneficially owned 4,372,124 (9.9% of the class)
  Comment: See Item 4 below regarding the information set forth in this table.

## Item 1. Issuer
Name of issuer: Prelude Therapeutics, Inc.
Address of issuer's principal executive offices: 175 Innovation Boulevard, Wilmington, DE 19805

## Item 2. Person Filing
Name of person filing: Incyte Corporation
Address of principal business office or, if none, residence: 1801 Augustine Cut-Off, Wilmington, DE 19803
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
4,372,124 - See footnote 1 below.

(1) The number of shares beneficially owned by Incyte sets forth the number of shares of voting Common Stock that may be currently acquired upon conversion of non-voting Common Stock of Prelude ("Non-Voting Common Stock") convertible on a 1-for-1 basis at any time at the election of Incyte. The shares of Non-Voting Common Stock are only convertible to the extent that, after giving effect to such conversion, Incyte would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, no more than 9.99% of the outstanding shares of voting Common Stock (the "Beneficial Ownership Limitation"). By written notice to Prelude, Incyte may from time to time increase or decrease the Beneficial Ownership Limitation applicable to Incyte to any other percentage not in excess of 19.99%. Any such change will not be effective until the 61st day after such notice is delivered to Prelude. As a result of this restriction, the number of shares that may be issued upon conversion of the Non-Voting Common Stock by Incyte may change depending upon changes in the number of outstanding shares of voting Common Stock. 1,877,876 shares of Non-Voting Common Stock held by Incyte are not currently convertible into shares of voting Common Stock due to the effect of the Beneficial Ownership Limitation.
Percent of class:
9.9 - See footnote 2 below.

(2) The ownership percentage of Prelude has been calculated on the basis of 43,765,011 shares of voting Common Stock outstanding as of October 28, 2025, as represented to Incyte by Prelude in the Securities Purchase Agreement between Incyte and Prelude, dated as of November 3, 2025, pursuant to which Incyte acquired the shares of Common Stock listed in response to (a) of this Item 4.
Sole power to vote or to direct the vote: 4,372,124
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,372,124
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- INCYTE CORP: /s/ Sheila A. Denton, Sheila A. Denton / Executive Vice President and General Counsel (11/07/2025)